U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Gauld                               Irene
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   (Last)                           (First)             (Middle)

33 Malcolm's Mount West
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                                    (Street)
Stonehaven, AB392TF                Scotland               UK
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Cash Technologies, Inc.      ("TQ")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

February 2002
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

Title if applicable:
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A)         Amount of     ship
                                                    3.           or Disposed of (D)              Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/28/01       M(1)          325,860       A     $ .7672   1,402,783      D(2)
===================================================================================================================================
Common Stock                          11/28/01       M(1)          500,000       A     $  1.00                  D(2)
===================================================================================================================================
Common Stock                          02/22/02       P             576,923       A     $  1.30                  D(2)
===================================================================================================================================
(1) Includes 325,860 shares issued upon conversion of Series D preferred stock, 500,000 shares issued upon conversion of Series F preferred stock, 576,923 shares of common stock purchased at $1.30 per share.
(2) Such shares are held jointly by Irene Gauld and Peter Gauld who are married.


                                                                        (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
===============================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrants
(Right to buy)     $1.36     6/14/01                         6/14/01 6/14/06 Common Stock 50,000          300,000(1)   D(2)

Warrants
(Right to buy)     $1.46     8/29/01                         8/29/01 8/29/06 Common Stock 100,000

Warrants
(Right to buy)     $1.50     2/22/02                         2/22/02 2/2/07 Common Stock  150,000



===================================================================================================================================

Explanation of Responses:
(1) The Reporting Person(s) owns warrants to purchase 300,000 shares of the Company's common stock as well as
1,402,783 shares of the Company's common stock.
(2) Such shares are held jointly by Irene Gauld and Peter Gauld who are married.
                               ___________________________

                               By:  /s/ Irene Gauld             October 23, 2002
                                    -------------------         ---------------
                                    Irene Gauld                     Date
                               By:  /s/ Peter Gauld             October 23, 2002
                                    -------------------         ---------------
                                     Peter Gauld                    Date


__________________________
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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